Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

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Item 5:   **Other Products and Services**

    a. **Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?**

    Yes X No ☐

    If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

As used throughout this form, the following terms have the following meanings:

- **Subscriber** – An SEC registered broker/dealer that enters into a Subscriber Agreement with BIDS and meets any other applicable eligibility requirements to participate on the BIDS ATS as described in Part III, Item 2.
- **Sponsored Firm** – A firm that is sponsored by a Subscriber to trade on the BIDS ATS.
- **Sponsor** – A Subscriber that sponsors a Sponsored Firm.
- **Participant** – A Subscriber or Sponsored Firm.
- **Trader** – An individual trading on the BIDS ATS with a Sponsored Firm give-up or a Participant's FIX tag 50 order flow (e.g., algorithmic order flow).
- **Firm order** – Firm orders are executable according to the order specifications.
- **Conditionals** – Conditionals are trading interests that are not executable.
- **Actionable IOI ("AIOI")** – targeted indication of interest sent by a Sponsor to one or more of its Sponsored Firms (Part III, Item 9). An AIOI can be submitted as firm or conditional by the Sponsor.
- **BIDS Trader** – A proprietary front-end user interface that facilitates submission of Firm orders and Conditionals into the BIDS ATS, ~~and/or~~ the ~~Cboe Large-In-Scale ("LIS") EU~~Cboe BIDS Europe venue, and/or the Cboe BIDS Canada venue as described in Part III, Item 5.
- **BIDS Trader User** – A Sponsored Firm's individual trader using BIDS Trader to trade on the BIDS ATS or elsewhere.

Firm orders and Conditionals are described in Part III, Sections 7 and 9.

As described in Part III, Item 5, BIDS makes available to all Participants a proprietary front-end user interface called BIDS Trader that facilitates submission of Firm orders and Conditionals into the BIDS ATS, ~~and/or~~ the ~~Cboe Large-In-Scale ("LIS") EU~~Cboe BIDS Europe venue, and the Cboe BIDS Canada venue. BIDS does not restrict the use of BIDS Trader by a Participant other than requiring that a Participant using BIDS Trader must have been approved by a Sponsor, and the Sponsor must set risk limits for the Sponsored Firm.

b. **If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?**

Yes X No☐

If no, identify and explain any differences.

c. **Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?**

Yes☐ No X

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

d. **If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?**

Yes☐ No☐

If no, identify and explain any differences.

Item 6: **Activities of Service Providers**

a. **Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?**

Yes X No ☐

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

The following categories of BIDS ATS personnel service ~~both~~ the ATS and both the ~~Cboe LIS~~Cboe BIDS Europe business unit operated by Cboe Europe and the Cboe BIDS Canada business unit operated by TriAct Canada Marketplace LP (known and operating as MATCHNow). Cboe Europe and MATCHNow are~~, an~~ Affiliates of the ATS:

- ATS Sales Support
- ATS Integration Desk
- ATS Operations
- Developers on Call
- ATS Analytics and Reporting
- System Engineering

See Part II, Item 7 for a description of the roles and responsibilities of these categories of BIDS ATS personnel. The BIDS ATS personnel in these categories perform the same roles and responsibilities for the ATS and for both Cboe ~~LIS~~BIDS Europe and Cboe BIDS Canada.

b. **Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?**

Yes X No☐

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

BOFA Securities, Inc. ("BOFA") provides the services described in Part III, Item 22 - Clearance and Settlement.

BIDS Trading Technologies, Inc. ("BTT"), an affiliate of BIDS Trading L.P. ("BIDS") provides technology and operational services and support to the BIDS ATS. These services range from design and development work to implementation, testing, and assistance with the day-to-day operations of the BIDS ATS software. As noted in Part II, Item 7, employees of BTT are treated as if they are employees of BIDS for regulatory and confidentiality purposes.

As noted in Part III, Item 23, the BIDS ATS uses Redline Trading Solutions, Inc., a third-party vendor, to consolidate market data feeds from national securities exchanges and securities information processors ("SIPs") to produce the national best bid and offer ("synthetic NBBO") used by the BIDS ATS to calculate the prices used for executions and invitations. Transaction prices are validated using the SIP NBBO (see Part III, Item 11).

The data centers used by the BIDS ATS are provided by Equinix, Inc. ("Equinix"), a third-party vendor. Equinix operates both: (i) the Equinix NY4 New York IBX Data Center, which hosts the servers that operate the BIDS ATS, and (ii) the Equinix CH4 Chicago IBX Data Center, which serves as the backup host for the BIDS ATS. Equinix provides server space, power, security, environmental controls, and connectivity services to the BIDS ATS as described in Part III, Item 6.

c. **If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?**

       Yes☐ No X

       If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

d. **If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?**

Yes☐ No☐

If no, identify and explain any differences.

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Part III: **Manner of Operation**

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Item 5:   <u>**Means of Entry**</u>

a. **Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (<u>e.g.,</u> via Financial Information eXchange ("FIX") protocol, Binary)?**

>   **Yes X** No ☐

>   **If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.**

Participants can access the BIDS ATS directly using version 4.2 of the FIX protocol. Through these FIX connections, Participants can send their algorithmic flow, route client orders, or submit manual Firm orders, Conditionals, and AIOIs using front-end interfaces to the BIDS ATS.

b. **If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?**

>   **Yes X** No ☐

>   **If no, identify and explain any differences.**

c. **Are there any other means for entering orders and trading interest into the NMS Stock ATS (<u>e.g.,</u> smart order router, algorithm, order management system, sales desk)?**

>   **Yes X** No☐

>   **If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.**

BIDS makes available to all Participants a proprietary front-end user interface called BIDS Trader. BIDS Trader is a desktop application developed for Participants to manage and deliver: (i) U.S. equity Firm orders and Conditionals into the BIDS ATS; ~~and/or~~ (ii) equity EU Conditionals into the Cboe ~~LIS EU~~ BIDS Europe venue; and or (iii) equity Canadian Firm orders and Conditionals into the Cboe BIDS Canada venue. BIDS Trader integrates with a Participant's

OMS or EMS to automatically synchronize the Participant's OMS/EMS blotter with the BIDS Trader blotter. All of the functionalities of BIDS Trader are made available to all Participants.

To use BIDS Trader, a Participant must install software on the desktop computer of any BIDS Trader User. BIDS does not restrict the use of BIDS Trader by a Participant other than requiring that a Participant using BIDS Trader must have been approved by a Sponsor, and the Sponsor must set risk limits for the Sponsored Firm.

A BIDS Trader User can represent trading interest in the BIDS ATS as a Conditional for a potential match or deliver Firm orders to trade in the BIDS ATS. BIDS Trader also allows for message delivery between the BIDS ATS and each BIDS Trader User, such as invitations to trade or status of the execution (as described in Part III, Item 9), as well as a view of the BIDS Trader User's inventory of executions and of Firm orders and Conditionals represented in the BIDS ATS. BIDS Trader provides functionality that allows a BIDS Trader User to manually change price, minimum execution size requirements and other order attributes that are otherwise managed with FIX tags on automated orders delivered via a FIX connection. Apart from transmitting Firm orders and Conditionals to the BIDS ATS, BIDS Trader was adapted to also manage equity EU ~~equity~~ Conditionals for the ~~Cboe LIS EU~~Cboe BIDS Europe venue and equity Canadian Firm orders and Conditionals for the Cboe BIDS Canada venue. From a single BIDS Trader interface, a BIDS Trader User can submit Firm orders and Conditionals to the BIDS ATS, ~~and~~ EU Conditionals to the Cboe ~~LIS~~ BIDS Europe~~EU~~ venue, and Canadian Firm orders and Conditionals to the Cboe BIDS Canada venue. BIDS Trader allows BIDS Trader Users to respond to invitations from either venue. BIDS Trader also provides the sole means by which Sponsored Firms can receive and respond to AIOIs submitted through the BIDS ATS by Sponsors (as described in Part III, Item 9). Sponsors submit AIOIs through the BIDS ATS via a FIX connection. BIDS can configure Sponsored Firms using BIDS Trader with access to any or all of the BIDS ATS~~only~~, the Cboe ~~LIS EU~~BIDS Europe venue, or the Cboe BIDS Canada venue ~~only, or both venues~~.

The specification details regarding the integration of BIDS Trader with a Participant's OMS/EMS vary from vendor to vendor. The integrations are implemented using OMS/EMS-specific FIX or non-FIX transactions. For example, some vendors require integration via a web services interface which is considered non-FIX. Integration communication is done via controlled network connections to ensure that the full quantity needed to support the Firm order is solely committed to the BIDS ATS and not concurrently committed elsewhere so as to avoid over-execution.

BIDS Trader offers functionality that, to the extent used, is designed to streamline a BIDS Trader User's interaction with the BIDS ATS. All such functionality is sited in the user interface and a BIDS Trader server facility. Further, the use of BIDS Trader to transmit a Firm order or Conditional to the BIDS ATS does not in any way result in that Firm order or Conditional receiving priority or otherwise affect how the BIDS ATS prioritizes these versus other Firm orders or Conditionals (e.g., there is no preference to Firm orders or Conditionals received from a BIDS Trader User).

BIDS Trader is not required for Sponsored Firms to access the BIDS ATS, and BIDS Trader can be used without accessing the BIDS ATS (e.g., to access ~~Cboe LIS~~Cboe BIDS Europe or Cboe BIDS Canada). BIDS does not offer or maintain any additional means for entering orders or trading interest into the BIDS ATS, such as a proprietary smart order router or trading algorithms.

    d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

        Yes X No ☐

        If no, identify and explain any differences.


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